FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of August 31, 2005

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: August 31, 2005	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Embargoed until 12.30 pm (BST) Signet Group plc (LSE: SIG and NYSE: SIG)
Unaudited Interim Results for 26 weeks ended 30 July 2005	31 August 2005

SIGNET REPORTS FURTHER ADVANCE

	Reported Basis	At Constant Exchange Rates(1)
Group profit before tax: £52.1m	up 4%	up 6%
Group like for like sales:	up 3.3%
Group sales: £722.9m	up 6%	up 7%
Earnings per share: 2.0p	up 11%
Interim dividend per share: 0.4125p	up 10%

(1)	See note 8 for reconciliation.

Operational Highlights:

• US:	Significant outperformance of main competition
Excellent progress by Jared
Operating margin increased

• UK:	Results reflect very difficult trading conditions
Diamond participation and average selling price continue to increase

2005/06 Store Investment:

• Group:	Capital expenditure to increase to c.£85m (2004/05: £70m)

• US:	9% space increase planned for year

• UK:	82 store remodels and resites planned

Terry Burman, Group Chief Executive, commented: “We are pleased with the further advance in Group profits. A strong performance by our US division, which accounts for 70% of Group sales, compensated for the decline in UK results. The US division gained further market share and again outperformed its main competition. In common with other retailers, the UK business experienced very difficult trading conditions throughout the period.

The outcome for the full year will, as usual, be influenced by the external trading environment on both sides of the Atlantic during the important Christmas period. Our businesses will continue to execute their proven strategy and are well placed to compete.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,781 speciality retail jewellery stores at 30 July 2005; these included 1,183 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 598 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Interim Results Statement

GROUP

In the 26 weeks to 30 July 2005 Group profit before tax rose by 5.7% at constant exchange rates, the increase on a reported basis being 4.2% to £52.1 million (H1 2004/05: £50.0 million). Like for like sales advanced by 3.3%. Total sales rose by 6.9% at constant exchange rates and by 5.6% on a reported basis to £722.9 million (H1 2004/05: £684.3 million). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”), see Note 10 for further details.

Operating profit rose by 3.0% at constant exchange rates and by 1.5% on a reported basis to £55.5 million (H1 2004/05: £54.7 million). Operating margin was slightly down at 7.7% (H1 2004/05: 8.0%). Earnings per share advanced by 11.1% to 2.0p (H1 2004/05: 1.8p), the tax rate being 34.5% (H1 2004/05: 36.4%). The Board has approved an increase of 10.0% in the interim dividend to 0.4125p per ordinary share (H1 2004/05: 0.375p).

The outcome for the full year will, as usual, be influenced by the external trading environment on both sides of the Atlantic during the important Christmas period. The businesses will continue to execute their proven strategy and are well placed to compete.

OPERATING REVIEW

US Division (circa 70% of Group sales)

The US division had an excellent first half year with like for like sales up 7.9%. Although it faced demanding prior year comparatives, the business again significantly outperformed its main competition and gained further market share. Total sales rose by 12.6% at constant exchange rates to £539.6 million (H1 2004/05: £487.0 million) and by 10.8% on a reported basis. Operating profit rose by 19.6% at constant exchange rates; on a reported basis the increase was 17.7% to £61.1 million (H1 2004/05: £51.9 million). The average unit selling price rose by 12.6% following selective price increases and actions taken to attract customers to higher price points. Such initiatives included the continued development of the Leo Diamond range, three stone diamond jewellery category and the larger diamond selection.

Gross margin rate was slightly down on that of last year due to changes in sales mix. Supply chain and price initiatives offset higher commodity costs. Operating margin rose to 11.3% (H1 2004/05: 10.7%) having benefited from like for like sales growth leverage. Bad debt charges at 2.7% of total sales (H1 2004/05: 2.5%) were in-line with the average of the previous five years.

Bridal and diamond categories again performed well and the fashion gold selection continued to benefit from collaborative marketing with the World Gold Council. Jared loose diamond and luxury watch ranges performed particularly strongly. There was a rise in the number of Kay television and print impressions during the Valentine’s and Mother’s Day periods. There will be a further increase in advertising expenditure over the important Christmas period with the planned annual marketing to sales ratio being maintained at a broadly similar level to that of last year. The capacities of the distribution and repair centres have been increased and central support for staff training and recruitment has also been expanded. The division’s superior customer service, based on exceptionally well trained staff, remains a key competitive advantage.

During the six month period there were 22 mall store openings, with a further 29 planned in the second half. 15 mall stores are anticipated to be closed during the year. 26 mall stores were refurbished or relocated in the first half, with a further 48 scheduled for the second half. The trial of Kay stores in off-mall centres has been very encouraging and it is planned to instigate the initial roll-out of the concept in 2006; in the first half three of these stores were opened and eight more are planned by the end of the year. The period also saw the opening of two Kay stores in metropolitan locations, a new market sector for the division, and it is expected that one further site will start trading later this year. Four Jared stores were opened in the first half, with a further 14 scheduled for the second half. The total store complement at year end should rise to 1,222 consisting of 1,079 mall stores, 31 off-mall Kay stores, three Kay metropolitan locations and 111 Jared stores. It is expected that approximately 9% will have been added to total US store space during 2005/06 and consideration is being given to a further measured increase in the rate of store openings in future years.

UK Division (circa 30% of Group sales)

In the UK external trading conditions were very difficult throughout the first half. Against this background, and demanding prior year comparatives, like for like sales declined by 7.8% (H.Samuel -8.4% and Ernest Jones -7.1%). Total sales fell by 7.1% to £183.3 million (H1 2004/05: £197.3 million). This resulted in an operating loss of £2.4 million (H1 2004/05: profit of £6.0 million including a £1.7 million restructuring charge). Gross margin rate was a little above last year’s level.

Tight control of costs, gross margin and inventory was maintained. The strategy to increase diamond participation in the sales mix continued and was again reflected in a rise in the overall average selling price. The drive to further enhance customer service was sustained, with a strong emphasis on staff training.

The results from the redesigned, more customer-friendly, stores continue to meet the required sales differential. A further 49 redesigned stores commenced trading in the first half (including three new store openings), bringing the total to 191 (31 July 2004: 105 stores). By Christmas, 229 stores, predominantly H.Samuel, are expected to be trading in the revised format, accounting for about 45% of the division’s sales. A further two H.Samuel stores and two Ernest Jones stores are planned to be opened by the end of the year, and it is anticipated that, net of a further six store closures, there will then be 388 H.Samuel and 208 Ernest Jones stores.

Group central costs, financing costs and taxation

Group central costs were £3.2 million (H1 2004/05: £3.2 million). Financing costs fell to £3.4 million (H1 2004/05: £4.7 million). The tax charge was £18.0 million (H1 2004/05: £18.2 million).

Net debt

Net debt at 30 July 2005 was £140.3 million (31 July 2004: £131.1 million). Group gearing (that is the ratio of net debt to shareholders’ funds) at 30 July 2005 was 17.4% (31 July 2004: 19.0%). Reflecting normal seasonal factors net debt has increased by £56.8 million (H1 2004/05: up £51.2 million) since the start of the financial year. Fixed capital investment in the current year is expected to be about £85 million (2004/05: £70.5 million), the increase reflecting additional space growth in the US.

*********************

There will be an analysts’ meeting today at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio and video webcast available on the Signet Group website (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44(0)20 7365 1850
European 48 hr. replay:	+44(0)20 7784 1024	Access code: 8633848

US dial-in:	+1 718 354 1172
US 48 hr. replay:	+1 718 354 1112	Access code: 8633848

A video webcast of the presentation is expected to be available from close of business today at www.signetgroupplc.com and on the Thomson RAW broadband network.

On Monday 12 September 2005, in New York, Signet will host an analyst and institutional investor seminar and store tour. For further information please contact Yuhau Lin of Taylor Rafferty (+1 212 889 4350) or email signet@taylor-rafferty.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The interim report will be posted to shareholders on or around 16 September 2005. Copies of the interim report may be obtained from the Company Secretary, Zenith House, The Hyde, London NW9 6EW or downloaded as a pdf file from www.signetgroupplc.com.

The third quarter sales for the 13 weeks ending 29 October 2005 are expected to be announced on Thursday 3 November 2005 at 12.30 p.m. (GMT).

SIGNET GROUP plc

Unaudited interim consolidated income statement

for the 26 weeks ended 30 July 2005

		13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	Notes	£m	£m	£m	£m	£m
Sales	2,8	353.7	332.7	722.9	684.3	1,615.5
Cost of sales		(320.8)	(295.3)	(653.8)	(611.5)	(1,371.8)

Gross profit		32.9	37.4	69.1	72.8	243.7

Administrative expenses		(18.1)	(20.3)	(36.5)	(37.6)	(69.8)
Other operating income		11.2	9.7	22.9	19.5	38.6

Operating profit	2,8	26.0	26.8	55.5	54.7	212.5

Financing costs	3	(1.8)	(2.6)	(3.4)	(4.7)	(8.6)

Profit before tax	8	24.2	24.2	52.1	50.0	203.9

Taxation	4	(8.4)	(8.8)	(18.0)	(18.2)	(69.1)

Profit for the financial period		15.8	15.4	34.1	31.8	134.8

Earnings per share
- basic	6	0.9p	0.9p	2.0p	1.8p	7.8p
- diluted	6	0.9p	0.9p	2.0p	1.8p	7.8p

All of the above relate to continuing activities.

Unaudited consolidated balance sheet

at 30 July 2005

	30 July 2005	31 July 2004	29 January 2005
	£m	£m	£m
Assets
Non-current assets
Intangible assets	21.1	18.2	17.4
Property, plant and equipment	248.1	218.9	225.2
Other receivables	13.9	11.3	11.6
Retirement benefit asset	—	2.3	—
Deferred tax assets	13.2	34.7	12.4

	296.3	285.4	266.6

Current assets
Inventories	619.7	561.9	577.9
Trade and other receivables	346.2	286.2	359.4
Cash and cash equivalents	28.4	15.9	59.6

	994.3	864.0	996.9

Total assets	1,290.6	1,149.4	1,263.5

Liabilities
Current liabilities
Short-term borrowings	(26.1)	(9.1)	(10.3)
Trade and other payables	(147.9)	(153.5)	(163.3)
Deferred income	(46.9)	(40.3)	(53.5)
Current tax	(19.6)	(34.6)	(43.8)

	(240.5)	(237.5)	(270.9)

Non-current liabilities
Bank loans	(142.6)	(137.9)	(132.8)
Trade and other payables	(32.0)	(24.0)	(26.7)
Deferred income	(62.3)	(53.8)	(56.2)
Provisions	(5.6)	(6.2)	(5.8)
Retirement benefit obligation	(1.9)	—	(1.9)

	(244.4)	(221.9)	(223.4)

Total liabilities	(484.9)	(459.4)	(494.3)

Net assets	805.7	690.0	769.2

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	8.7	8.7
Share premium	68.6	63.9	68.0
Other reserves	127.5	137.2	152.3
Retained earnings	600.9	480.2	540.2

Total equity	805.7	690.0	769.2

Unaudited consolidated statement of recognised income and expense for the 26 weeks ended 30 July 2005

	13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Profit for the financial period	15.8	15.4	34.1	31.8	134.8
Translation differences	76.9	(25.9)	68.1	—	(32.6)
Gains on cash flow hedges	3.5	—	1.8	—	—
Actuarial loss on retirement benefit scheme	—	—	—	—	(3.9)

Total recognised income and expense for the period	96.2	(10.5)	104.0	31.8	98.3

Unaudited changes in total equity

for the 26 weeks ended 30 July 2005

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 29 January 2005	8.7	68.0	4.3	155.9	(7.9)	540.2	769.2
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	34.1	34.1
- Gains on cash flow hedges	—	—	—	—	—	1.8	1.8
- Translation differences	—	—	—	(26.1)	—	68.1	42.0
Equity-settled transactions – net of tax	—	—	—	—	—	2.2	2.2
Dividends	—	—	—	—	—	(45.5)	(45.5)
Share options exercised	—	0.6	—	—	1.3	—	1.9

Balance at 30 July 2005	8.7	68.6	4.3	129.8	(6.6)	600.9	805.7

Unaudited changes in total equity

for the 26 weeks ended 31 July 2004

	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	—	483.2	697.8
Recognised income and expense:
- Profit for the financial period	—	—	—	—	—	31.8	31.8
- Translation differences	—	—	—	—	—	—	—
Equity-settled transactions – net of tax	—	—	—	—	—	2.5	2.5
Dividends	—	—	—	—	—	(37.3)	(37.3)
Share options exercised	0.1	3.2	—	—	1.4	—	4.7
Purchase of own shares by ESOT (1)	—	—	—	—	(9.5)	—	(9.5)

Balance at 31 July 2004	8.7	63.9	3.1	142.2	(8.1)	480.2	690.0

(1)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Unaudited consolidated cash flow statement

for the 26 weeks ended 30 July 2005

	13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Cash flows from operating activities:
Profit before tax	24.2	24.2	52.1	50.0	203.9
Depreciation charges	10.7	9.4	20.8	18.3	41.3
Financing costs	1.8	2.6	3.4	4.7	8.6
Decrease/(increase) in inventories	18.9	(0.1)	(9.8)	(20.9)	(52.3)
Decrease/(increase) in trade and other receivables	10.7	11.0	35.3	39.6	(44.5)
(Decrease)/increase in payables and deferred income	(32.7)	(27.5)	(26.0)	(23.4)	11.1
Other non-cash movements	1.1	0.8	2.0	1.6	4.5

Cash generated from operations	34.7	20.4	77.8	69.9	172.6
Interest paid	(2.7)	(3.1)	(5.3)	(6.3)	(11.6)
Taxation paid	(18.6)	(21.3)	(41.7)	(38.0)	(56.5)

Net cash from operating activities	13.4	(4.0)	30.8	25.6	104.5

Investing activities:
Interest received	0.7	0.2	1.7	1.0	1.8
Proceeds from sale of plant and equipment	—	—	—	—	0.2
Purchase of plant and equipment	(21.4)	(22.7)	(35.2)	(35.7)	(70.5)

Cash flows from investing activities	(20.7)	(22.5)	(33.5)	(34.7)	(68.5)

Financing activities:
Proceeds from issue of share capital	0.9	2.9	1.9	4.7	7.3
Purchase of own shares by ESOT	—	(4.7)	—	(9.5)	(9.5)
Increase in/(repayment of) borrowings	16.9	(9.0)	14.6	(9.8)	(8.1)
Dividends paid	(45.5)	(37.3)	(45.5)	(37.3)	(43.8)

Cash flows from financing activities	(27.7)	(48.1)	(29.0)	(51.9)	(54.1)

Reconciliation of movement in cash and cash equivalents:
Net decrease in cash and cash equivalents	(35.0)	(74.6)	(31.7)	(61.0)	(18.1)
Opening cash and cash equivalents	63.3	92.2	59.6	76.9	76.9
Translation difference	0.1	(1.7)	0.5	—	0.8

Closing cash and cash equivalents	28.4	15.9	28.4	15.9	59.6

Reconciliation of cash flows to movement in net debt:(1)
Change in net debt resulting from cash flows	(51.9)	(65.6)	(46.3)	(51.2)	(10.0)
Translation difference	(12.4)	2.7	(10.5)	—	6.4

Movement in net debt in the period	(64.3)	(62.9)	(56.8)	(51.2)	(3.6)
Opening net debt	(76.0)	(68.2)	(83.5)	(79.9)	(79.9)

Closing net debt	(140.3)	(131.1)	(140.3)	(131.1)	(83.5)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results

for the 26 weeks ended 30 July 2005

1.	Basis of preparation

These interim financial statements have been prepared on the basis of International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (“EU”) and available for use by European companies for accounting periods beginning on or after 1 January 2005. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Details of the accounting policies applied are set out in the Group’s Annual Report and Accounts for the year ended 29 January 2005, as amended for the adoption of IFRS, details of which are given in Note 10 below. These policies assume that the amendments to IAS 19 ‘Employee Benefits’, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 29 January 2005 are not the Company’s statutory accounts for that period. Those accounts, which were prepared under UK GAAP, have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	92.0	101.2	183.3	197.3	507.7
US	261.7	231.5	539.6	487.0	1,107.8

	353.7	332.7	722.9	684.3	1,615.5

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
- Trading(1)	(2.0)	3.4	(2.4)	6.0	76.9
- Group central costs	(1.7)	(1.7)	(3.2)	(3.2)	(6.8)

	(3.7)	1.7	(5.6)	2.8	70.1
US	29.7	25.1	61.1	51.9	142.4

	26.0	26.8	55.5	54.7	212.5

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

(1)	UK trading profit for the 13 weeks and 26 weeks ended 31 July 2004 and for the 52 weeks ended 29 January 2005 includes a restructuring charge of £1.7 million.

3.	Financing costs

	13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Interest payable	(2.7)	(3.1)	(5.3)	(6.3)	(11.6)
Pensions financing credit	0.2	0.3	0.2	0.6	1.2
Interest receivable	0.7	0.2	1.7	1.0	1.8

	(1.8)	(2.6)	(3.4)	(4.7)	(8.6)

Notes to the unaudited interim financial results

for the 26 weeks ended 30 July 2005

4.	Taxation

The net taxation charges in the profit and loss accounts for the 13 weeks and 26 weeks ended 30 July 2005 has been based on the anticipated effective taxation rate for the 52 weeks ending 28 January 2006.

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	30 July 2005	31 July 2004	29 January 2005
Profit and loss account (average rate)	1.86	1.83	1.86
Balance sheet (closing rate)	1.76	1.82	1.89

The effect of restating the balance sheet at 31 July 2004 to the exchange rates ruling at 30 July 2005 would be to increase net debt by £4.7 million to £135.8 million. Restating the profit and loss account would decrease the pre-tax profit for the 26 weeks ended 31 July 2004 by £0.7 million to £49.3 million.

6.	Earnings per share

	13 weeks ended 30 July 2005	13 weeks ended 31 July 2004	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Profit attributable to shareholders	15.8	15.4	34.1	31.8	134.8

Weighted average number of shares in issue (million)	1,736.4	1,731.9	1,736.1	1,729.8	1,731.6
Dilutive effect of share options (million)	5.0	5.5	5.4	4.9	3.6

Diluted weighted average number of shares (million)	1,741.4	1,737.4	1,741.5	1,734.7	1,735.2

Earnings per share
– basic	0.9p	0.9p	2.0p	1.8p	7.8p
– diluted	0.9p	0.9p	2.0p	1.8p	7.8p

The number of shares in issue at 30 July 2005 was 1,736,502,948 (31 July 2004: 1,732,741,069 shares, 29 January 2005: 1,735,615,152 shares).

7.	Dividend

A dividend of 0.4125p per share will be paid on 4 November 2005 to shareholders on the register of members at the close of business on 7 October 2005.

Notes to the unaudited interim financial results

for the 26 weeks ended 30 July 2005

8.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

26 weeks ended 30 July 2005	26 weeks ended 30 July 2005	26 weeks ended 31 July 2004	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	183.3	197.3	-7.1%	—	197.3	-7.1%
US	539.6	487.0	10.8%	(7.9)	479.1	12.6%

	722.9	684.3	5.6%	(7.9)	676.4	6.9%

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
- Trading	(2.4)	6.0	n/a	—	6.0	n/a
- Group central costs	(3.2)	(3.2)	—	—	(3.2)	—

	(5.6)	2.8	n/a	—	2.8	n/a
US	61.1	51.9	17.7%	(0.8)	51.1	19.6%

	55.5	54.7	1.5%	(0.8)	53.9	3.0%

Profit before tax	52.1	50.0	4.2%	(0.7)	49.3	5.7%

At 30 July 2005	30 July 2005	31 July 2004	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(140.3)	(131.1)	(4.7)	(135.8)

9.	Reconciliation of IFRS to US GAAP

Whilst the Group is not required to prepare a US GAAP reconciliation on a quarterly basis, it has historically provided such a reconciliation for the convenience of shareholders and potential investors. As part of the transition to IFRS, the Group will provide IFRS to UK GAAP reconciliations for interim reporting during 2005 but does not expect to provide an IFRS to US GAAP reconciliation. The Group will provide an IFRS to US GAAP reconciliation in its financial statements for the year ended 28 January 2006 as part of its Annual Report on Form 20-F.

Notes to the unaudited interim financial results

for the 26 weeks ended 30 July 2005

10.	Adoption of IFRS

(i) Revised accounting policies adopted

For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with IFRS as adopted by the EU. The Group therefore now prepares its interim results under IFRS. This announcement contains comparative information for the 13 weeks and 26 weeks ended 31 July 2004 and for the 52 weeks ended 29 January 2005 that has been prepared under IFRS. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Revised accounting policies adopted as a result of the application of IFRS are given below. All other accounting policies applied are consistent with those disclosed in the Annual Report & Accounts for the 52 weeks ended 29 January 2005.

These changes have no impact on the Group’s historical or future cash flows or the timing of cash received and paid.

The rules for the first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Reporting Standards”. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies as they move to reporting under IFRS. Where the Group has taken advantage of the exemptions they are noted below.

IFRS 2 Share-based Payments

In accordance with IFRS 2, the Group recognises a charge to income in respect of the fair value of outstanding employee share options. The fair value is calculated using the binomial valuation model and charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

IFRS 3 Business Combinations

Goodwill is carried at cost with impairment reviews performed annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements the Group applies IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004 and the value of goodwill is also frozen at that date.

IAS 10 Proposed Dividend

Dividends are not accrued for until approved.

IAS 17 Leasing

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term. Furthermore, any construction period or other rental holidays are included in the determination of the straight-line expense period. Inducements to enter into a lease are recognised over the lease term.

IAS 18 Revenue Recognition

Revenue is only recognised when all significant risks of ownership have been transferred to the buyer. Provisions for returned goods are recognised in net assets with movements in these provisions recognised in the income statement.

IAS 32 and 39 Financial Instruments

The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, the comparative information in this announcement for the 13 weeks and 26 weeks ended 31 July 2004 and for the 52 weeks ended 29 January 2005 is presented on the previously existing UK GAAP basis. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

IAS 38 Intangible Assets

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

Notes to the unaudited interim financial results

for the 26 weeks ended 30 July 2005

10.	Adoption of IFRS (continued)

(ii) Reconciliation of IFRS to UK GAAP

Estimated effect on sales and profit before tax of differences between IFRS and UK GAAP

	13 weeks ended 31 July 2004	26 weeks ended 31 July 2004	13 weeks ended 30 October 2004	13 weeks ended 29 January 2005	52 weeks ended 29 January 2005
	£m	£m	£m	£m	£m
Sales previously reported under UK GAAP	328.6	671.7	292.1	650.6	1,614.4
US extended service agreements restated	(0.9)	(1.9)	(0.4)	2.3	—

Sales restated under UK GAAP	327.7	669.8	291.7	652.9	1,614.4

IFRS adjustments:
US insurance income	2.6	5.2	2.5	2.7	10.4
Voucher promotions	4.0	9.7	—	(11.9)	(2.2)
Movement in returns provision	(0.2)	2.2	0.8	(3.4)	(0.4)
UK warranty sales	(1.4)	(2.6)	(1.3)	(2.8)	(6.7)

Sales in accordance with IFRS	332.7	684.3	293.7	637.5	1,615.5

Profit before tax previously reported under UK GAAP	26.7	53.9	8.4	148.0	210.3
US extended service agreements restated	(0.9)	(1.9)	(0.4)	2.3	—

Profit before tax restated under UK GAAP	25.8	52.0	8.0	150.3	210.3

IFRS adjustments:
Share-based payments	(1.0)	(1.9)	(1.0)	(1.0)	(3.9)
Goodwill amortisation	0.2	0.5	0.3	0.2	1.0
Leases	(0.7)	(1.6)	(0.9)	(1.0)	(3.5)
Movement in returns provision	(0.1)	1.0	0.6	(1.6)	—

Profit before tax in accordance with IFRS	24.2	50.0	7.0	146.9	203.9

Taxation:
Taxation as previously reported under UK GAAP	(9.2)	(18.6)	(2.9)	(47.6)	(69.1)
US extended service agreements restated	0.4	0.8	0.1	(0.9)	—
Tax effect of IFRS adjustments	—	(0.4)	(0.1)	0.5	—

	(8.8)	(18.2)	(2.9)	(48.0)	(69.1)

Profit for the financial period in accordance with IFRS	15.4	31.8	4.1	98.9	134.8

Estimated cumulative effect on total equity of differences between IFRS and UK GAAP

	31 January 2004	31 July 2004	29 January 2005
	£m	£m	£m
Total equity previously reported under UK GAAP	674.9	716.5	739.1
US extended service agreements restated	—	(18.7)	—

Total equity restated under UK GAAP	674.9	697.8	739.1

IFRS adjustments:
Share-based payments	—	—	—
Goodwill amortisation	—	0.5	1.0
Leases	(14.9)	(15.9)	(17.9)
Revenue recognition	(6.0)	(5.4)	(6.0)
Deferred taxation	6.5	6.5	7.5
Dividend recognition	37.3	6.5	45.5

Total equity in accordance with IFRS	697.8	690.0	769.2

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 5 to 13 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are to be disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of Signet Group plc will be prepared in accordance with IFRSs adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Signet Group plc management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 30 July 2005.

KPMG Audit Plc

Chartered Accountants

London

31 August 2005